UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38619

Wah Fu Education Group Ltd.

L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street

Xicheng District

Beijing, China 100088

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective June 7, 2021, (the “Effective Date”), the board of directors (the “Board”) of Wah Fu Education Group Limited (the “Company”) and the audit committee of the Board both approved the dismissal of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm.

Friedman previously issued reports on the Company’s consolidated financial statements for the fiscal years ended March 31, 2020 and 2019. Such audit reports did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended March 31, 2020 and 2019 and through the Effective Date, Friedman did not inform the Company that there were (i) any disagreements between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference thereto in their reports on the consolidated financial statements for such years, and (ii) any reportable events as that term is defined in Item 16F a)(1)(v) of Form 20-F.

Effective on the Effective Date, the audit committee of the Board approved the appointment of YCM CPA Inc. (“YCM”) as its new independent registered public accounting firm for the audit of the fiscal year ended March 31, 2021 and to issue an audit report.

During the Company’s two most recent fiscal years and in the subsequent interim period through the Effective Date, the Company has not consulted with YCM regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that YCM concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

On May 31, 2021, Mr. Gang Yao tendered his resignation as Chief Financial Officer to the Board, effective immediately. Mr. Yao’s resignation was for personal reasons and was not due to any disagreement with the Company. To fill the vacancy created by Mr. Yao’s resignation, on June 7, 2021, the Board approved the appointment of Ms. Shuting Ai to serve as the Company’s Chief Financial Officer, effective immediately.

Ms. Ai has served as the Director of Transaction Service Department at Beijing Horwath Capital China since July 2011, where she was responsible for financial consulting in connection with overseas IPOs, especially Hong Kong and the U.S. From July 2006 to June 2011, Ms. Ai served as senior project manager at Da Hua Certified Public Accountants, which is one of the largest accounting firms in China. Ms. Ai received her Bachelor’s degree in accounting from Beijing Technology and Business University in 2006.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

The following document is attached as an exhibit hereto and is incorporated by reference herein:

Exhibit

99.1	Letter from Friedman LLP, dated June 11, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wah Fu Education Group Limited

By:	/s/ Yang Yu
Name:	Yang Yu
Title:	Chairman of Board

Date: June 14, 2021